United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

September 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)    Form 20-F ☒    Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One)    Yes ☐    No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One)    Yes ☐    No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)    Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release
Signatures

CVRD: first turbine of the Candonga Hydroelectric Power Plant starts operation

Rio de Janeiro, September 8, 2004 – Companhia Vale do Rio Doce (CVRD) announces that Candonga Hydroelectric Power Plant (Candonga) started commercial energy generation, with the start-up of the operation of its first turbine. Candonga’s other two turbines will be operating by November 2004.

Candonga belongs to Consórcio Candonga (Candonga Consortium), in which CVRD has a 50% stake. CVRD invested US$ 46 million and its construction started in June 2001.

The plant is located on the Doce river, between the municipalities of Rio Doce and Santa Cruz do Escalvado, Zona da Mata region, in the state of Minas Gerais. It has an installed capacity of 140 MW and generation capacity of 64.5 average MW, equivalent to 565,020 MWh per annum. Candonga is the fourth CVRD hydroelectric power plant to come on stream, and the others, Igarapava (210 MW), Funil (180 MW) and Porto Estrela (112 MW) are also located in the state of Minas Gerais. During its construction, 2,000 workers were hired, the majority from the surrounding communities.

CVRD’s take in the Candonga hydroelectric power plant production will be directed to the Company’s operating facilities in the states of Minas Gerais and Espírito Santo.

This project is in line with CVRD’s strategy to invest in hydroelectric power generation, since electric energy is an important input for the Company’s operations.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer